ICU Medical, Inc. Announces Management Transition
Dr. George Lopez Steps Down as President and CEO; Assuming New Role in Research and Development

Steven Riggs, Current Vice President of Operations, Named Acting CEO

SAN CLEMENTE, Calif.-October 21, 2013-ICU Medical, Inc., (Nasdaq: ICUI), a leader in the development, manufacture and sale of innovative medical devices used in infusion therapy, oncology and critical care applications, announced today that due to health reasons Dr. George Lopez, (“Doc”) will step down as President and Chief Executive Officer. He will continue in his role as Chairman of the Board and will remain an employee in the Research and Development Department. The Company also announced that its Board of Directors has appointed Steven Riggs, current Vice President of Operations, as Acting Chief Executive Officer, effective immediately.

“Doc is the founder of the Company and has served as its Chairman of the Board, President and CEO since 1989,” said Dr. Michael Kovalchik, Lead Director of ICU Medical. “He is one of the rare individuals who has been able to transition from entrepreneur to business leader and will now have the opportunity to focus his efforts on the development of new and innovative products for the Company. Doc’s extraordinary vision and leadership turned ICU Medical into a world class provider of innovative medical devices and has our Company positioned for long-term growth and profitability. Doc has made numerous contributions to ICU Medical including creating a leading, low-cost manufacturing process, as well as greatly expanding our existing suite of products. We are pleased that Doc will remain active in helping us develop our next generation of medical products.”

Dr. Lopez commented, “I am proud of the company we have been able to build at ICU Medical. Our products have helped save the lives of and aided countless patients and medical professionals. However, at this point it is time for me to turn over the day-to-day responsibilities of running a publically traded medical device company to Steven, who is wholly qualified for this new position. I look forward to maintaining my role as Chairman of the Board of Directors and to working in the product development arena, which has always been one of my passions. I look forward to this new role and to working with the Company to continue to develop new and innovative products in the fields of infusion therapy, critical care and oncology.”

Mr. Riggs has served as Vice President of Operations since 2002 and was Director of Operations from 1998 to 2002. As Vice President of Operations he was responsible for all of the Company’s worldwide operations, including management of its supply chain.

“The Board has complete confidence that Steven Riggs is the right person during this period,” added Kovalchik. “Steven’s many years of service to ICU Medical have demonstrated remarkable talent in improving our efficiencies, driving our Company as a low cost leader, and positioning us for profitable expansion.”

The Company has begun the search for a full time Chief Executive Officer and is considering both internal and external candidates.
About ICU Medical
ICU Medical, Inc. (Nasdaq: ICUI) develops, manufactures and sells innovative medical technologies used in vascular therapy, oncology, and critical care applications. ICU Medical's products improve patient outcomes by helping prevent bloodstream infections, protecting healthcare workers from exposure to infectious diseases or hazardous drugs and monitor continuous cardiac output of critical care patients. The Company's complete product line includes custom I.V. systems, closed delivery systems for hazardous drugs, needleless I.V. connectors, catheters and cardiac monitoring systems. ICU Medical is headquartered in San Clemente, California. For more information, visit the Company's website at www.icumed.com.
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements contain words such as ''will,'' ''expect,'' ''believe,'' ''could,'' ''would,'' ''estimate,'' ''continue,'' ''build,'' ''expand'' or the negative thereof or comparable terminology, and may include (without limitation) information regarding the Company's expectations, goals or intentions regarding the future, including, but not limited to, statements regarding the Company's focus on innovation, operating improvements and market expansion, achievement of improvements in infrastructure and success in pursuing growth strategies. These forward-looking statements are based on Management's current expectations, estimates, forecasts and projections about the Company and assumptions Management believes are reasonable, all of which are subject to risks and uncertainties that could cause actual results and events to differ materially from those stated in the forward-looking statements. These risks and uncertainties include, but are not limited to, decreased demand for the Company's products, increased competition from competitors, lack of continued growth or improving efficiencies and unexpected changes in the Company's arrangements with its largest customers. Future results are subject to risks and uncertainties, including the risk factors, and other risks and uncertainties, described in the Company's filings with the Securities and Exchange Commission, which include those in the Annual Report on Form 10-K for the year ended December 31, 2012. Forward-looking statements contained in this press release are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.
Contact:

ICU Medical, Inc.
Scott Lamb, Chief Financial Officer
(949) 366-2183

ICR, LLC
John F. Mills, Senior Managing Director
(310) 954-1105